(d)(2)(I)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

ARTIO GLOBAL MANAGEMENT LLC

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Artio Foreign Portfolio	0.45% on first $500 million;
when assets are greater than or equal to $500 million, the fee schedule resets as indicated below:

0.40% on all assets